UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

AMERICAN NATIONAL INSURANCE COMPANY

(Name of Issuer)

Common Stock ($1.00 par value)

(Title of Class of Securities)

028591105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 028591105

1.	Names of Reporting Persons: Moody National Bank Trust Division I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: U.S.A. (Reporting person is a nationally chartered banking association.)
Number of shares Beneficially owned By each reporting Person with:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 12,225,046
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 118,709
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,225,046
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9): 45.49%
12.	Type of Reporting Person (See Instructions): BK

CUSIP No. 028591105

1.	Names of Reporting Persons: Moody Bancshares, Inc. I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas
Number of shares Beneficially owned By each reporting Person with:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 12,225,046
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 118,709
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 028591105

1.	Names of Reporting Persons: Moody Bank Holding Company I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Nevada
Number of shares Beneficially owned By each reporting Person with:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 12,225,046
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 118,709
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 028591105

1.	Names of Reporting Persons: Three R Trusts I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas
Number of shares Beneficially owned By each reporting Person with:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 12,234,596
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 128,259
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9): Less than 1%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 028591105

1.	Names of Reporting Persons: Irwin M. Herz, Jr. I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: U.S.A.
Number of shares Beneficially owned By each reporting Person with:	5.	Sole Voting Power: 18,042
	6.	Shared Voting Power: 12,234,596
	7.	Sole Dispositive Power: 14,042
	8.	Shared Dispositive Power: 128,259
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,042
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9): Less than 1%
12.	Type of Reporting Person (See Instructions): IN

Item 1.

(a)	Name of Issuer

American National Insurance Company

(b)	Address of Issuer’s Principal Executive Offices

One Moody Plaza

Galveston, Texas 77550

Item 2.

(a)	Name of Person Filing

The names of the persons filing this Amendment No. 4 to Schedule 13G are as follows:

Moody National Bank Trust Division (“Moody National Bank”)

Moody Bancshares, Inc.

Moody Bank Holding Company

Three R Trusts

Irwin M. Herz, Jr.

(b)	Address of Principal Business Office, or if None, Residence

The address of the principal business office of Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company is:

2302 Postoffice

Galveston, Texas 77550

The address of the principal business office of the Three R Trusts is:

2302 Postoffice, Suite 702

Galveston, Texas 77550

The address of the principal business office of Irwin M. Herz, Jr. is:

One Moody Plaza

18th Floor

Galveston, Texas 77550

(c)	Citizenship

Moody National Bank is a national banking association.

Moody Bancshares, Inc. is a Texas corporation.

Moody Bank Holding Company is a Nevada corporation.

Three R Trusts are Texas trusts.

Irwin M. Herz, Jr. is a citizen of the U.S.A.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

028591105

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13(d)-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Moody National Bank is the sole trustee of the Libbie Shearn Moody Trust and beneficially owns the 9,949,585 shares of the Issuer beneficially owned by the Libbie Shearn Moody Trust, as reported in the original Schedule 13G filed with the Securities and Exchange Commission on November 23, 2009, to which this Amendment No. 4 relates. In addition, Moody National Bank also acts as (i) trustee for and votes the 1,155,000 shares of common stock owned by the W. L. Moody, Jr. Trust for Grandchildren; (ii) agent for and votes 896,678 shares of common stock held pursuant to an Agency and Investment Services Agreement for the benefit of The Moody Endowment; and (iii) trustee or agent for and votes the 223,783 shares of common stock owned by other fiduciary, agency and custodian accounts, for a total beneficial ownership of 12,225,046 shares.

Moody Bank Holding Company owns a controlling interest in Moody National Bank and, therefore, may have beneficial ownership of the 12,225,046 shares beneficially owned by Moody National Bank. Moody Bank Holding Company disclaims beneficial ownership of all of these shares pursuant to Rule 13d-4.

Moody Bancshares, Inc. owns all of the outstanding capital stock of Moody Bank Holding Company and, therefore, may have beneficial ownership of the 12,225,046 shares beneficially owned by Moody National Bank. Moody Bancshares, Inc. disclaims beneficial ownership of all of these shares pursuant to Rule 13d-4.

The Three R Trusts own a controlling interest in Moody Bancshares, Inc. and may have beneficial ownership of the 12,225,046 shares beneficially owned by Moody National Bank. In addition, the Three R Trusts separately beneficially own an additional 9,550 shares. The Three R Trusts disclaim beneficial ownership of the 12,225,046 shares beneficially owned by Moody National Bank pursuant to Rule 13d-4.

Irwin M. Herz, Jr. owns 18,042 shares directly. Such number includes 750 restricted stock units awarded to Mr. Herz as an advisory director of the Issuer, which are scheduled to convert to Common Stock on March 1, 2015. In addition, Mr. Herz is the sole trustee of the Three R Trusts and may beneficially own the 12,225,046 shares beneficially owned by Moody National Bank and the 9,550 shares owned by the Three R Trusts. Mr. Herz disclaims beneficial ownership of the 12,225,046 shares beneficially owned by Moody National Bank and the 9,550 shares beneficially owned by the Three R Trusts pursuant to Rule 13d-4.

(b)	Percent of class:

Moody National Bank, Moody Bancshares, Inc., and Moody Bank Holding Company may each beneficially own 45.49% of the Issuer’s outstanding Common Stock.

Three R Trusts may beneficially own 45.53% of the Issuer’s outstanding Common Stock.

Irwin M. Herz, Jr., may beneficially own 45.60% of the Issuer’s outstanding Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Irwin M. Herz, Jr. has the sole power to vote or direct the vote of 18,042 shares of the Issuer’s Common Stock. Such number includes 750 restricted stock units awarded to Mr. Herz as an advisory director of the Issuer, which are scheduled to convert to Common Stock on March 1, 2015.

(ii)	Shared power to vote or to direct the vote:

Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to vote or direct the vote of 12,225,046 shares of the Issuer’s Common Stock.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to vote or direct the vote of 12,234,596 shares of the Issuer’s Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

Irwin M. Herz, Jr. has the sole power to dispose or direct the disposition of 14,042 shares of the Issuer’s Common Stock. Such number includes 750 restricted stock units awarded to Mr. Herz as an advisory director of the Issuer, which are scheduled to convert to Common Stock on March 1, 2015.

(iv)	Shared power to dispose or to direct the disposition of:

Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to dispose or direct the disposition of 118,709 shares of the Issuer’s Common Stock.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to dispose or direct the disposition of 128,259 shares of the Issuer’s Common Stock.

Item 5. Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2015	Moody National Bank Trust Division

	By:	/s/ John B. Smith
John B. Smith, Executive Vice President and Senior Trust Officer

Moody Bancshares, Inc.

	By:	/s/ Victor R. Pierson
Victor R. Pierson, President

Moody Bank Holding Company

	By:	/s/ Victor R. Pierson
Victor R. Pierson, President

Three R Trusts

	By:	/s/ Irwin M. Herz, Jr.
Irwin M. Herz, Jr., Trustee

Irwin M. Herz, Jr.

/s/ Irwin M. Herz, Jr.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the amended statement on Schedule 13G with respect to the Common Stock of American National Insurance Company dated as of February 9, 2015 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 9, 2015	Moody National Bank Trust Division

	By:	/s/ John B. Smith
John B. Smith, Executive Vice President and Senior Trust Officer

Moody Bancshares, Inc.

	By:	/s/ Victor R. Pierson
Victor R. Pierson, President

Moody Bank Holding Company

	By:	/s/ Victor R. Pierson
Victor R. Pierson, President

Three R Trusts

	By:	/s/ Irwin M. Herz, Jr.
Irwin M. Herz, Jr., Trustee

Irwin M. Herz, Jr.

/s/ Irwin M. Herz, Jr.